Exhibit 21
Subsidiaries of AngioDynamics, Inc.

Subsidiary	State of Incorporation or Organization
Vortex Medical	Delaware
NM Holding Company, Inc.	Delaware
Navilyst Medical Holdings, Inc.	Delaware
Navilyst Medical, Inc.	Delaware
AngioDynamics UK Limited	United Kingdom
AngioDynamics Netherlands B. V.	Netherlands
RITA Medical Systems, LLC	Delaware
AngioDynamics Netherlands B. V.	Netherlands
Clinical Devices, B. V.	Netherlands
AngioDynamics Canada Inc.	British Columbia